# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KT Corporation, CIK 0000892450
CUSIP: 48268K101
Title of class of securities: Common stock, par value Won 5,000 per share
Address of issuer's principal executive offices: KT Gwanghwamun Building East, 33, Jongno 3-gil, Jongno-gu, Seoul, Korea Republic Of (M5), 110-130
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-20-035129
Filed by CIK 0001506409

## Reporting persons
- Silchester International Investors LLP: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,154,357; sole dispositive power 0; shared dispositive power 12,154,357; aggregate amount beneficially owned 12,154,357 (4.8% of the class)
- Silchester Continuation Ltd: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,154,357; sole dispositive power 0; shared dispositive power 12,154,357; aggregate amount beneficially owned 12,154,357 (4.8% of the class)
- Silchester Partners Limited: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,154,357; sole dispositive power 0; shared dispositive power 12,154,357; aggregate amount beneficially owned 12,154,357 (4.8% of the class)
- Stephen Charles Butt: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; shared voting power 12,154,357; sole dispositive power 0; shared dispositive power 12,154,357; aggregate amount beneficially owned 12,154,357 (4.8% of the class)

## Item 1. Issuer
Name of issuer: KT Corporation
Address of issuer's principal executive offices: KT Gwanghwamun Building East, 33, Jongno 3-gil, Jongno-gu, 110-130 Seoul, Korea

## Item 2. Person Filing
Name of person filing:
(1) Silchester International Investors LLP
(2) Silchester Continuation Limited
(3) Silchester Partners Limited
(4) Stephen Charles Butt
Address of principal business office or, if none, residence:
Silchester International Investors LLP
Time & Life Building
1 Bruton Street
London, W1J6TL, United Kingdom

Silchester Continuation Limited
Time & Life Building
1 Bruton Street
London, W1J6TL, United Kingdom

Silchester Partners Limited
Time & Life Building
1 Bruton Street
London, W1J6TL, United Kingdom

Stephen Charles Butt
Time & Life Building
1 Bruton Street
London, W1J6TL, United Kingdom
Citizenship: (1), (2), (3), and (4): United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Incorporated by reference to Item 9 of the cover page pertaining to each reporting person. Each of the Reporting Persons disclaims any beneficial ownership of these shares, and this report shall not be deemed an admission that any of the Reporting Persons are the beneficial owner of any of the shares for any purpose, except to the extent of any pecuniary interest therein.
Percent of class: Incorporated by reference to Item 11 of the cover page pertaining to each reporting person. The percentage reported in Item 11 is based on 252,021,685 shares outstanding as reported in the Issuer's Form 6-K, filed with the Securities and Exchange Commission on May 9, 2024.
Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page pertaining to each reporting person.
Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page pertaining to each reporting person.
Sole power to dispose or to direct the disposition: Incorporated by reference to Item 7 of the cover page pertaining to each reporting person.
Shared power to dispose or to direct the disposition: Incorporated by reference to Item 8 of the cover page pertaining to each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Owners of accounts managed by Silchester International Investors LLP have or may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts. No such account has such power with respect to more than five percent of the class of securities to which this Schedule 13G relates.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Silchester International Investors LLP is a majority owned subsidiary of Silchester Continuation Limited, which is a majority owned subsidiary of Silchester Partners Limited.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Silchester International Investors LLP: /s/ Timothy J. Linehan, Timothy J. Linehan/Head of Operations (02/03/2025)
- Silchester Continuation Ltd: /s/ Timothy J. Linehan, Timothy J. Linehan/Director (02/03/2025)
- Silchester Partners Limited: /s/ Timothy J. Linehan, Timothy J. Linehan/Director (02/03/2025)
- Stephen Charles Butt: /s/ Stephen Charles Butt, Stephen Charles Butt (02/03/2025)